UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*
Xunlei Limited
(Name of Issuer)
American Depositary Shares (ADSs)
(Title of Class of Securities)
98419E108
(CUSIP Number)
December 10, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[  ]  Rule 13d-1(b)

	[x]  Rule 13d-1(c)

	[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


SCHEDULE 13G
CUSIP No.	98419E108

1	Names of Reporting Persons
	Yong Rong (HK) Asset Management Yong Rong Global Excellence Fund
2	Check the appropriate box if a member of a Group (see instructions)
	(a)  [ ]
(b)  [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
	Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:
	5	Sole Voting Power
		6,022,662 ADSs
	6	Shared Voting Power

	7	Sole Dispositive Power
		6,022,662 ADSs
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
	6,022,662 ADSs
10	Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)
	[ ]
11	Percent of class represented by amount in row (9)
	8.88%  (as of outstanding shares as of
September 30, 2019 provided by issuer)
12	Type of Reporting Person (See Instructions)
	IA


Item 1.
(a)	Name of Issuer: Xunlei Limited
(b)	Address of Issuer's Principal Executive Offices:
7/F, Building 11, Shenzhen Software Park II
Shenzhen High-Tech Park, Shenzhen 518057
People's Republic of China
Item 2.
(a)	Name of Person Filing:
Huang Yong
Yong Rong (HK) Asset Management Limited Yong Rong Global Excellence Fund
(b)	Address of Principal Business Office or, if None, Residence:
Yong Rong (HK) Asset Management Ltd
Suite 3008, 30/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong
Tel: +852-3620 3247  Fax: +852-3585 1677
(c)	Citizenship:
Mr. Huang Yong is a citizen of the People's Republic of China
The place of organization of Yong Rong (HK) Asset
Management Limited is Hong Kong
(d)	Title and Class of Securities: Common shares
(e)	CUSIP No.:	98419E108
Item 3. 	If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 6,022,662 ADSs
 (b)	Percent of Class:  8.88%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:  6,022,662 ADSs
	(ii)	Shared power to vote or to direct the vote:
(iii)	Sole power to dispose or to direct the disposition of:  6,022,662 ADSs
(iv)	Shared power to dispose or to direct the disposition of:
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable
Item 8.	Identification and classification of members of the group.
Not applicable
Item 9.	Notice of Dissolution of Group.
Not applicable
Item 10.	Certifications.
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:
By: /s/ Huang Yong
Name: Huang Yong
Title: Director
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).